UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to _________

Commission file number 000-12933

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION
4650 Cushing Parkway
Fremont, California 94538

INDEPENDENT ACCOUNTANTS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURE
EXHIBIT INDEX
EXHIBIT 23.1

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

Financial Statements and Supplemental Schedule December 31, 2002 and 2001

Page No.

Independent Accountants’ Report
Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule as of December 31, 2002:
Schedule of Assets Held for Investment Purposes
Signature
Exhibit Index

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Savings Plus Plan,
Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2002 and 2001, and for the year ended December 31, 2002, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 6, 2003

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2002	2001

Assets:
Investments, at fair value	$111,128,264	$133,293,890
Participant loans	2,539,346	2,791,028

Assets held for investment purposes	113,667,610	136,084,918
Employer’s contribution receivable	—	320,597
Participants’ contributions receivable	—	109,157

Total assets	113,667,610	136,514,672
Liabilities:
Other liabilities	1,922	2,154

Net assets available for benefits	$113,665,688	$136,512,518

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$1,025,404
Net realized and unrealized depreciation in fair value of investments	(25,660,853)

(24,635,449)

Contributions:
Participants’	10,613,161
Employer’s	3,267,561

13,880,722

Net deductions	(10,754,727)
Deductions from net assets attributed to withdrawals and distributions	12,092,103

Net decrease in net assets	(22,846,830)
Net assets available for benefits:
Beginning of year	136,512,518

End of year	$113,665,688

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2002, the Company amended and restated the Plan document in its entirety to incorporate provisions from federal laws passed since 1994, including those laws commonly known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Administrative Committee (the Committee) approved the addition of Company common stock as an investment option effective for 2002.

Administration - The Company has appointed the Committee to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator who processes and maintains the records of participant data and has contracted with Security Trust Company (STC) to act as the trustee and custodian in 2001. Prior to that time, the Company had contracted with Northwestern Trust Company (Northwestern) to act as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by STC at December 31, 2002 and 2001 and are invested based solely upon instructions received from participants.

The Plan’s investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated February 2, 1996. In 2003, the Company intends to submit the Plan, as restated, to the Internal Revenue Service for a new determination letter, which is expected to be received in due course. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and the trust, which forms a part of the Plan, is intended to be exempt from federal income and state franchise taxes.

Reconciliation of financial statements to Form 5500 — The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Beginning in 2002, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2002 was as follows:

Number of shares	Fair value

322,806	$3,486,305

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — Participants could elect to have the Company contribute from 2% to 20% in 2002, and from 2% to 15% in 2001, of their eligible pre-tax compensation per payroll period not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2002, the Company matched 50% of each eligible participant’s contribution up to a maximum of the first 6% of the participant’s eligible compensation on a per payroll period basis. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution has been made for the year ended December 31, 2002.

Vesting — Participants are immediately vested in their entire account, including employer matching and discretionary profit sharing contributions.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) will receive his or her total benefits in a lump sum amount equal to the value of the participant’s account, in installments over a period of years or over a term certain under a non-transferable annuity contract. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 5.25% to 10.5%.

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2002	2001

Fidelity Advisor Funds:
Balanced Fund	$6,482,668	$7,471,959
Value Strategies Fund	10,184,936	14,938,225
MFS Emerging Growth Fund	—	9,023,665
MFS Value Fund	14,311,396	16,234,716
Franklin Small Mid Cap Growth Fund	9,259,074	14,245,744
Metlife Stable Value Account	20,712,384	19,358,790
Vanguard 500 Index Fund	12,019,395	15,206,168
Harris Bretall Sullivan & Smith, Inc. Growth Equity Management	—	15,046,312
Renaissance Investment Management, Inc. Balanced Investment Option	8,612,135	11,096,809
American Funds Amcap Fund	10,200,645	—
TCW Investment Management Company Large Cap Growth	5,925,647	—
Other Funds individually less than 5% of net assets	15,959,330	13,462,530

Assets held for investment purposes	$113,667,610	$136,084,918

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2002:

Mutual funds	($23,864,718)
Common stock	(1,796,135)

($25,660,853)

NOTE 5 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time for any reason by resolution of its Board of Directors and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)	EIN: 94-2634797 PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value

Fidelity Advisor Balanced Fund	Mutual Fund	$6,482,668
Fidelity Advisor Intermediate Bond Fund	Mutual Fund	4,420,084
Fidelity Advisor Overseas Fund	Mutual Fund	5,110,400
Fidelity Advisor Value Strategies Fund	Mutual Fund	10,184,936
Franklin Small Mid Cap Growth Fund	Mutual Fund	9,259,074
American Fund Amcap Fund	Mutual Fund	10,200,645
MFS Value Fund	Mutual Fund	14,311,396
Metlife Stable Value Account	Mutual Fund	20,712,384
Vanguard 500 Index Fund	Mutual Fund	12,019,395
TCW Investment Management Company Large Cap Growth	Mutual Fund	5,925,647
Renaissance Investment Management, Inc. Balanced Investment Option	Mutual Fund	8,612,135
* Lam Research Common Stock	Company Stock	3,486,305
* Cash and cash equivalents	Money Market	403,195
* Participant loans	Interest rates ranging from 5.25% to 10.5%	2,539,346

	Total	$113,667,610

* Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2003

	By:	/s/ Mercedes Johnson

Mercedes Johnson Title: Senior Vice President, Finance and Chief Financial Officer (Chief Accounting Officer) for Lam Research Corporation

On behalf of the administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams, Independent Accountants